FILING PURSUANT TO RULE 424(b)(2)
REGISTRATION STATEMENT NO. 333-160498

PROSPECTUS SUPPLEMENT NO. 2
(TO PROSPECTUS DATED JULY 9, 2009)

GERON CORPORATION

COMMON STOCK,
WARRANTS TO PURCHASE COMMON STOCK AND
COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS

     You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider carefully before making your investment decision.

     We are offering pursuant to the terms and conditions of a securities purchase agreement an aggregate of 4,181,481 shares of our common stock, par value $0.001 per share, or the Shares, warrants to purchase an aggregate of 740,741 additional shares of common stock, or the Warrants, and the shares of our common stock to be issued upon exercise of such warrants, or the Warrant Shares. We will receive immediate proceeds from the sale of the Shares and Warrants equal to approximately $10.0 million and the cancellation of certain outstanding warrants.

     The Warrants are exercisable at a price of $6.75 per share of common stock during the period from January 15, 2010 until October 31, 2010. We would receive additional proceeds of approximately $5.0 million upon the full exercise of the Warrants. The Warrants may be exercised in part from time to time.

     There will be no warrant agent in connection with the issuance of the Warrants.

     A certain number of shares of common stock being offered hereby are subject to certain sales limitations.

USE OF PROCEEDS

     We currently intend to use the net proceeds for research and development, including clinical trials for our product candidates and working capital and other general corporate purposes.

LIMITATION ON THE USE OF OUR NET OPERATING LOSSES

     We have significant amounts of net operating loss, or NOL, carryforwards (including, as of December 31, 2008 domestic federal NOL carryforwards of approximately $412,200,000, which will expire at various dates beginning 2009 through 2028, if not utilized). These NOLs may be used to offset future taxable income, to the extent we generate any taxable income, and thereby reduce or eliminate our future federal income taxes otherwise payable. However, the Internal Revenue Code of 1986, as amended, or Code, imposes significant limitations on the utilization of NOLs in the event of an “ownership change,” as defined in Section 382 of the Code. This Section 382 limitation is an annual limitation on the amount of pre-ownership change NOLs that a corporation may use to offset its post-ownership change income. We may or may not have experienced an ownership change as a result of events in the past and/or the sale of shares of common stock and warrants pursuant to this prospectus supplement (or a combination thereof). If so, the use of our NOLs (or a portion thereof) against our future taxable income may be subject to a limitation under Section 382.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

     The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock and warrants offered pursuant to this prospectus supplement, which we refer to as “Units,” but is not a complete analysis of all the potential tax consequences relating thereto. For the purposes of this discussion, a U.S. Holder is any beneficial owner of our common stock or warrants that is treated for U.S. federal income tax purposes as:
  an individual citizen or resident of the United States;

  a corporation (or other entity taxable as a corporation) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  a trust (x) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a United States person.

     A Non-U.S. Holder is any beneficial owner of our common stock or warrants that is not a U.S. Holder or a partnership. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock or warrants, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their own tax advisors.

     This discussion addresses U.S. federal income tax consequences under the law and the regulations that are effective as of the date hereof. It does not address all aspects of U.S. federal income taxation that may be relevant in light of the holder’s special tax status or special circumstances. If the common stock or warrants are acquired in an exchange for property (including stock, securities or warrants of the Company) rather than for cash, holders may be subject to tax consequences that are different than what is described below, and the following discussion does not address the tax consequences of such exchange. U.S. expatriates, insurance companies, tax-exempt organizations, dealers in securities, banks or other financial institutions, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, U.S. Holders whose functional currency is not the U.S. dollar, partnerships or other pass-through entities, and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion assumes that the holder holds the common stock and warrants as capital assets for U.S. federal income tax purposes. The discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Code and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each Non-U.S. Holder as well as each U.S. Holder should consult its own tax advisors regarding the U.S. federal, state, local and any non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock and warrants.

U.S. HOLDERS

Dividends Paid on Common Stock

     A U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the common stock to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will reduce the U.S. Holder’s tax basis in its common stock and, to the extent such excess distributions exceed such tax basis, will be treated as gain from a sale or exchange of such common stock. Corporate holders may be entitled to a dividends received deduction with respect to such distributions and are urged to consult their own tax advisors in this regard. With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate provided that certain holding period requirements are met.

Disposition of Common Stock

     Upon the sale or other disposition of common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale and such holder’s adjusted tax basis in the common stock. Assuming a U.S. Holder acquired common stock and warrants as a unit for cash, the U.S. Holder’s tax basis in its common stock generally will generally equal that portion of the cost of the Unit that is allocable to the common stock (based on the relative fair market values of the common stock and the warrant comprising the Unit). Holders should consult their own tax advisors with respect to their tax basis in the common stock. Gain or loss upon the disposition of the common stock will be long-term capital gain or loss if, at the time of the disposition, the holding period for the common stock exceeds one year.

Tax Treatment of Warrants

     A U.S. Holder will recognize gain or loss upon the sale, redemption, lapse or other taxable disposition of a warrant in an amount equal to the difference between the amount of cash and the fair market value of other property received (if any) by the U.S. Holder and the U.S. Holder’s tax basis in the warrant. Assuming a U.S. Holder acquired common stock and warrants as a unit for cash, the U.S. Holder’s tax basis in a warrant will generally equal that portion of the cost of the Unit that is allocable to the warrant (based on the relative fair market values of the common stock and the warrant comprising the Unit). Holders should consult their own tax advisors with respect to their tax basis in the warrants. Such gain or loss will be capital gain or loss if the common stock to which the warrants relate would be a capital asset in the hands of the warrant holder and will be long-term capital gain or loss if the holding period exceeds one year.

     The cash exercise of a warrant will not be a taxable event for the exercising U.S. Holder, except with respect to cash, if any, received in lieu of a fractional share. A U.S. Holder will generally have a holding period in shares of common stock acquired upon exercise of a warrant that commences on the day after the date of exercise of the warrant.

     The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a gain recognition event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the common stock received would equal the holder’s basis in the warrant. If the cashless exercise were treated as not being a gain recognition event, a U.S. Holder’s holding period in the common stock would be treated as commencing on the date following the date of exercise of the warrant. If the cashless exercise were treated as a recapitalization, the holding period of the common stock would include the holding period of the warrant.

     It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of common shares having a value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the warrants deemed surrendered to pay the exercise price and such holder’s tax basis in such warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the common stock received would equal the sum of the fair market value of the warrants deemed surrendered to pay the exercise price and the holder’s tax basis in the warrants exercised. A U.S. Holder’s holding period for the common stock would commence on the date following the date of exercise of the warrant.

     Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, prospective investors should consult their tax advisors regarding the tax consequences of a cashless exercise.

     An adjustment to the exercise price or conversion ratio of the warrants, or the failure to make such adjustments, may in certain circumstances result in constructive distributions to the holders of the warrants that could be taxable as dividends under Section 305 of the Code. In such event, a holder’s tax basis in the warrant would be increased by the amount of any such constructive dividend.

NON-U.S. HOLDERS

Dividends Paid on Common Stock

     Payments on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock (the tax treatment of which is described below).

     Amounts treated as dividends paid to a Non-U.S. Holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a Non-U.S. Holder must provide a valid Internal Revenue Service (IRS) Form W-8BEN or other successor form certifying qualification for the reduced rate. If a Non-U.S. Holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

     Dividends received by a Non-U.S. Holder that are effectively connected with a United States trade or business conducted by the Non-U.S. Holder are exempt from such withholding tax. In order to obtain this exemption, a Non-U.S. Holder must provide a valid IRS Form W-8ECI or other successor form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to United States persons, net of allowable deductions and credits. In addition to the graduated tax described above, dividends received by a corporate Non-U.S. Holder that are effectively connected with a United States trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

     A Non-U.S. Holder may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed timely with the IRS.

Tax Treatment of Warrants

     An adjustment to the exercise price or conversion ratio of the warrants, or the failure to make such adjustments, may in certain circumstances result in constructive distributions to the holders of the warrants that could be taxable as dividends under Section 305 of the Code and subject to the withholding described above. In such event, any applicable withholding tax may be withheld from any subsequent distributions of cash or property made to a Non-U.S. Holder, including any common stock issued by us upon the exercise of a warrant.

     If a cashless exercise is treated as a taxable exchange as discussed above under “U.S. Holders—Tax Treatment of Warrants,” a Non-U.S. Holder would generally not be subject to U.S. federal income tax on any such gain realized, subject to the discussion below under “Gain on Disposition of Common Stock or Warrants.”

Gain on Disposition of Common Stock or Warrants

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock or warrants unless:
  the gain is effectively connected with a United States trade or business of the Non-U.S. Holder and, if a tax treaty applies, is attributable to a United States permanent establishment maintained by such non-U.S. holder;

  the Non-U.S. Holder is an individual who holds his or her common stock and warrants as capital assets (generally, assets held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and other conditions are met; or

  our common stock or warrants constitute a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock.
     We believe that we are not currently and do not expect to become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future.

     Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax imposed on net income on the same basis that applies to United States persons generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding. An individual Non-U.S. Holder described in the second bullet point above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses. Non-U.S. Holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

     Payment of dividends and proceeds from the sale or other disposition of our common stock and warrants will generally be subject to information reporting to the IRS, unless you are an exempt recipient such as a corporation. In addition, a backup withholding tax generally will apply to those payments unless the beneficial owner provides an accurate taxpayer identification number and complies with certification procedures or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional income tax. Any amount withheld under the backup withholding rules may generally be credited against a holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the IRS in a timely manner. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Proposed Legislation Relating to Foreign Accounts

     Legislation has been introduced into the U.S. Congress that would impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. If this legislation or other similar legislation is enacted, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain Non-U.S. Holders. Any such legislation could substantially change some of the rules discussed above relating to certification requirements, information reporting and withholding. No assurances can be given whether, or in what form, this legislation will be enacted. Prospective investors should consult their own tax advisors regarding this legislation and similar proposals.

     Our common stock is traded on The Nasdaq Global Market under the symbol “GERN.” On January 14, 2010, the last reported sale price of our common stock on The Nasdaq Global Market was $6.25 per share. As of January 14, 2010, we had 93,044,735 shares of common stock outstanding.

     Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock under the sections captioned “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, each of which has been filed with the Securities and Exchange Commission and is incorporated by reference in this prospectus supplement and the accompanying prospectus.

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of these documents. We are not making an offer of these securities in any state where the offer is not permitted.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

     The date of this prospectus supplement is January 15, 2010.

TABLE OF CONTENTS

PROSPECTUS

About this Prospectus	1
About Geron	1
Risk Factors	1
Forward-Looking Statements	1
Ratio of Earnings to Fixed Charges	2
Use of Proceeds	2
Plan of Distribution	2
Description of Debt Securities	4
Description of Common Stock	13
Description of Preferred Stock	14
Description of Warrants	16
Certain Provisions of Delaware Law and of the Company's Charter and Bylaws	17
Validity of the Securities	18
Experts	18
Limitation on Liability and Disclosure of Commission Position on
Indemnification for Securities Act Liabilities	18
Where You Can Find More Information	19